Exhibit 99.1

ASX, Nasdaq and Media Release

27 October 2025

Appointment of Company Secretary and CFO

Melbourne, Australia Monday, 27 October 2025, and Princeton, N.J., Sunday, 26 October 2025-- Opthea Limited (ASX/NASDAQ: OPT, “Opthea”, the “Company”), advises that Mr Hamish George and Ms Stephanie Vipond of Bio101 Financial Advisory Ltd (Bio 101) assume the role of Joint Company Secretary of Opthea from Ms Karen Adams, effective today.

Opthea advises that Mr George will also assume the role of Chief Financial Officer, effective today.

For the purposes of Listing Rule 12.6, Mr George and Ms Vipond are responsible for communication between the Company and ASX.

Authorized for release to by the Opthea Board of Directors.

Forward-Looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the US Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding changes in management and the Board of Directors of the Company and the timing of such changes and Opthea’s ability to continue as a going concern. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to the Company's ability to identify future product candidates, future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, clinical research organization and labor costs, intellectual property protections, continued compliance with listing requirements and other factors that are of a general nature which may affect the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission (the “SEC”) on September 15, 2025, and other future filings with the SEC. Actual results, performance or achievements may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Authorized for release to ASX by The Board of Directors

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